9341 Courtland Drive N.E. Rockford, MI 49351 USA tel: 616 863-3918 fax: 616 866-5625 e-mail: zwiersji@wwwinc.com

JAMES D. ZWIERS, J.D., C.P.A.
General Counsel and Assistant Secretary

August 29, 2006

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3651	VIA EDGAR

Attn:	William Choi Accounting Branch Chief Mail Stop: 3561

RE:	Wolverine World Wide, Inc. Response to Comment Letter Dated August 16, 2006 File No. 1-06024

Dear Mr. Choi:

          Timothy J. O'Donovan, Chief Executive Officer of Wolverine World Wide, Inc. (the "Company"), forwarded to me your letter dated August 16, 2006, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005. We present the following explanations, responses, and supplemental information, numbered to correspond to the numbered comments in your letter. For the convenience of the Staff, each of the Staff's comments is set forth in full and the Company's response thereto immediately follows.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 36

Comment 1:

Disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to the issuer's management, including its

Mr. Choi
August 29, 2006

principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. It appears that your chief executive and chief financial officers limited their conclusion regarding the effectiveness of your disclosure controls and procedures to those controls and procedures designed to ensure that they are timely alerted to material information required to be included in your periodic filings with the SEC. Please confirm to us that your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) are effective as of the end of the period covered by the report or revise your disclosure accordingly. In addition, please revise your disclosure in future filings to encompass the entire definition of disclosure controls and procedures in the conclusion of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures. Alternatively, please revise to remove the limited definition of disclosure controls and procedures from the conclusion of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures.

Response:

The Company's disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e), were effective as of the end of the period covered by the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.  Disclosures in future filings will not include the limited definition of disclosure controls and procedures in the conclusion of the Company's Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company's disclosure controls and procedures.

Appendix A. Financial Statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page 2

Comment 2:

In future filings please disclose reclassification adjustments related to gains and losses on foreign exchange contracts that were realized and included in net income on the face or in the notes to the financial statements. Please refer to paragraph 20 of SFAS 130.

Response:

For the year-ended, December 31, 2005, ($50,839) was realized and included in net income related to foreign exchange contracts. In future filings we will disclose material reclassification adjustments related to gains and losses on foreign exchange contracts that were realized and included in net income on the face or in the notes to the financial statements as suggested in paragraph 20 of SFAS 130.

Mr. Choi
August 29, 2006

Comment 3:

It appears that 9,352,361 shares of treasury stock were retired in 2005 prior to the stock split. If so, please tell us how you accounted for the retirement and determined the amounts allocated to additional paid-in capital and retained earnings. Please refer to paragraph 12 of APB 6. Otherwise, please tell us the basis for your accounting treatment of the impact of the stock split on treasury shares in 2005. In addition, it appears that there were 9,452,361 shares of treasury stock at January 1, 2005 and that 100,000 shares of those shares were not retired. Please advise. Further, if the treasury shares were retired in connection with the stock split, please revise your presentation and disclosure in future filings to clarify the nature of the transaction.

Response:

In order to fund a portion of the Three-for-Two stock-split transaction, 9,352,361 shares of treasury stock were issued out of a total treasury stock balance of 9,452,361 and did not constitute a retirement of shares. There were 100,000 shares still remaining in treasury at December 31, 2005. Only outstanding shares were split; treasury shares were not split but were used to fund a portion of the transaction. In our interpretation, paragraph 12 in APB 6 did not appear to be applicable guidance related to this transaction, however similar considerations were involved in order to record the issuance of these treasury shares to fund the stock split that resulted in adjustments to par value, additional paid-in capital and retained earnings. The par value of the shares were charged to the specific stock issued and the excess of the purchase price over the par value was allocated between additional paid-in capital and retained earnings. The total value of the 9,452,361 treasury shares was $160,474,000. As mentioned previously, 100,000 shares remained in treasury. The 9,352,361 treasury shares were issued for $1 par value per share or $9,352,361. There was a remaining cost less than the issued amount of approximately $149,451,000. Previous repurchases over par value of $104,726,000 on the same class of stock were included in additional paid-in capital. Therefore $104,726,000 was charged to additional paid-in capital and the remaining balance of $44,725,000 was then charged to retained earnings.

Consolidated Statements of Cash Flows, page 4

Comment 4:

Please tell us the items and their amounts included in the "other" line items in cash flows from operating and investing activities. Please also tell us how you classify life insurance premiums and the increase in cash surrender value of life insurance.

Mr. Choi
August 29, 2006

Response:

2005

Other Operating Activities:
Supplemental employee benefits accrual	$4,881
Increase in CSV of life insurance	(2,327)
Change in fair value of foreign exchange contracts	2,085
Change in deferred tax related to foreign exchange contracts	1,183
Purchase of trademarks	(1,748)
Loss on disposal of fixed assets	523
Change in deferred lease obligation	414
$5,011

Other Investing Activities:
Proceeds from sales of fixed assets	$513

Life insurance premiums are paid on a monthly basis and are included in Operating Activities on the cash flow statement. The change in cash surrender value of life insurance is shown as an Operating Activity. See the detail in the table above.

As requested, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

          I hope that these responses satisfy all of the comments and issues addressed by the Staff. If you have any questions regarding the Company's responses to your comments, please contact me at (616) 863-3918.

Sincerely,

/s/ James D. Zwiers

James D. Zwiers General Counsel

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